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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from the issuer named below:

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN

JOHNSON CONTROLS, INC
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JOHNSON CONTROLS INTERNATIONAL PLC
One Albert Quay,
Cork, Ireland

___________________________________________________________________
___________________________________________________________________

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2020 AND 2019

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Federal Systems, Inc. Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Johnson Controls Federal Systems, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2018.
Milwaukee, Wisconsin
June 25, 2021

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
Assets
Investments
Investment in Master Trust at fair value	$125,845,350	$111,686,325

Receivables
Employer contributions	2,257,565	4,426,878
Participant contributions	—	172,576
Notes receivable from participants	1,305,186	1,326,328
Total receivables	3,562,751	5,925,782

Net assets available for benefits	$129,408,101	$117,612,107

See the notes to the financial statements

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2020

Additions
Additions to net assets attributed to:
Net investment income from Master Trust	$16,778,385
Interest on notes receivable from participants	59,329
16,837,714

Contributions:
Participants	5,592,810
Employer	2,261,071
7,853,881

Total additions	24,691,595

Deductions
Deductions from net assets attributed to:
Distributions and withdrawals	12,559,258
Administrative expenses	115,824

Total deductions	12,675,082

Transfers to other plans, net	(220,519)

Net increase in net assets available for benefits	11,795,994

Net assets available for benefits, beginning of year	117,612,107
Net assets available for benefits, end of year	$129,408,101

See the notes to the financial statements

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Johnson Controls Federal Systems, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective January 1, 2005 for participation by eligible employees of Johnson Controls Federal Systems, Inc. and related entities (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Johnson Controls Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants in certain union groups can designate either pre-tax (not to exceed 25%) or after-tax contributions (not to exceed 10%) of their eligible gross annual eligible compensation.  All other participants can designate either pre-tax or after-tax contributions not to exceed 35% of their gross annual eligible compensation.  The Company makes contributions to the Plan on behalf of the participants as determined by their benefit schedule. Participants may also contribute amounts representing rollover distributions from other employers’ qualified retirement plans.

Participant contributions are deposited in the investment funds of their choice. Participants may reallocate their account balances among the investment funds at any time in increments of one percent (1%).

For certain participant groups, if the participant does not make an election to participate in the Plan within 60 days of becoming eligible, the participant will be automatically enrolled to make pre-tax contributions depending on their employment classification. If automatically enrolled, the participant's contributions will be invested in a target date fund based on their birth date and the fund's target retirement date.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon vest at the rate of twenty percent (20%) per year for each year of employment with the Company or any affiliated company, fully vesting after five years of service. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan and to pay plan expenses.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In addition, participants may be able to take voluntary, in-service withdrawals, which include hardship withdrawals. Under the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act), the Plan allows individuals impacted by the coronavirus to withdraw up to $100,000 from the Plan, with certain tax exceptions. Benefit payments are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

As of December 31, 2020 and 2019, Plan assets of $22,654,758 and $17,866,283, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date. Requested but unpaid distributions at December 31, 2020 were deemed to be immaterial.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 5.50% as of December 31, 2020. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off.

The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with the provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are none.

Under the provisions of the CARES Act, participants could elect to defer loan repayments for up to one year from the period beginning March 27, 2020 to December 31, 2020. Additionally, participants did not default on loans during this same period due to the adoption of the CARES Act.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

SAVINGS AND INVESTMENT MASTER TRUST

All investments of the Plan are included under a master trust arrangement, the Master Trust, which is trusteed by Fidelity. All investments of the Master Trust are stated at fair market value.

Investment income or loss of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The net assets held in the Master Trust as of December 31, 2020 and 2019 and the changes in net assets held in the Master Trust for the year ended December 31, 2020 for the Master Trust are presented in Note 7.

At December 31, 2020 and 2019, unallocated participant forfeitures of non-vested employer contributions of $135,383 and $120,447, respectively, related to the Plan, were in the Master Trust.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 25, 2021, the date which the financial statements were available to be issued.

NOTE 3 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 7, 2017, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

An Adient Stock Fund was established in the Plan in order to hold distributed shares as a result of the 2016 spin-off of the Johnson Controls International plc Automotive Experience business. The Adient Stock Fund is a closed investment in the Plan, which means balances can be taken out of the Adient Stock Fund but no new contributions or exchanges can be made into this Fund.
Purchases into the Adient Stock Fund are not allowed for participants in the Plan. For 2020, the Plan sold units in the Adient Stock Fund of approximately $0.03 million and had an investment gain of approximately $0.1 million. The total value of the

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

Plan’s investment in the Adient Stock Fund was approximately $0.3 million and $0.2 million at December 31, 2020 and 2019, respectively.
For 2020, the Plan purchased units in the JCI plc Stock Fund of approximately $0.7 million. Also, for 2020, the Plan sold units of approximately $1.1 million and had an investment gain of approximately $0.9 million. The total value of the Plan’s investment in the JCI Plc Stock Fund was approximately $5.8 and $5.3 million at December 31, 2020 and 2019, respectively.
The unit values of the JCI plc Stock Fund and Adient Stock Fund are recorded and maintained by Fidelity and the Plan. Plan participants may direct up to 25% of their employee and employer contributions to the JCI plc Stock Fund. In addition, participants may exchange a portion of their account balance into the JCI plc Stock Fund, provided the transaction does not cause the portion of their account balance invested in the JCI plc Stock Fund to exceed 25%.
Certain of the assets of the Master Trust are invested in registered investment companies managed by Fidelity Investments, for which Fidelity Management & Research Company (“FMR Co.”) provides investment advisory services. FMR Co. is an affiliate of both Fidelity, and Fidelity Workplace Services, LLC, record keeper of the Plan. Expenses paid to FMR Co. and/or its affiliates by the Plan during the year ended December 31, 2020 was $26,722. These transactions and investments, as well as participant loans, qualify as exempt “party-in-interest” transactions, as “party-in-interest” is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 7 - JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The following table presents net assets held in the Master Trust and the Plan's interest in the Master Trust, including fair value of investments held in the Master Trust, as of December 31, 2020 and 2019:

	December 31,
	2020		2019
	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances
Assets
Investments at fair value as determined by quoted market price (direct):
Common Stock Funds	$6,149,565	$337,312,225	$5,571,239	$334,180,673

Investments at fair value as determined by quoted market price (indirect):
Other Separate Accounts	119,695,785	6,378,549,299	106,115,086	5,949,846,275
Investments at fair value	125,845,350	6,715,861,524	111,686,325	6,284,026,948

Total investments in Master Trust	$125,845,350	$6,715,861,524	$111,686,325	$6,284,026,948

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

The following table presents changes in net assets held in the Master Trust for the year ended December 31, 2020:

Year Ended December 31, 2020
Master Trust Balances

Additions
Additions to net assets attributed to:
Net appreciation in fair value of investments:
Other Separate Accounts	$801,642,781
Common Stock Funds	46,864,701
848,507,482
Contributions:
Participants	224,185,018
Employer	172,409,022
Participant loan repayments	45,835,302
442,429,342

Interest and dividends	7,612,404
Total additions	1,298,549,228

Deductions
Deductions from net assets attributed to:
Participant withdrawals	827,049,697
Participant loan withdrawals	34,374,175
Administrative fees	5,290,780
Total deductions	866,714,652

Net increase in assets available for benefits	431,834,576

Net assets available for benefits, beginning of year	6,284,026,948
Net assets available for benefits, end of year	$6,715,861,524

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

The following table sets forth by level, within the fair value hierarchy, the Master Trust investment assets at fair value as of December 31, 2020 and 2019:

	Investments at Fair Value as of
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Common Stock Funds	$337,312,225	$—	$—	$337,312,225
Other Separate Accounts	—	6,378,549,299	—	6,378,549,299
Total investments at fair value	$337,312,225	$6,378,549,299	$—	$6,715,861,524

	Investments at Fair Value as of
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Common Stock Funds	$334,180,673	$—	$—	$334,180,673
Other Separate Accounts	—	5,949,846,275	—	5,949,846,275
Total investments at fair value	$334,180,673	$5,949,846,275	$—	$6,284,026,948

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stock Funds: The fair value for the Johnson Controls International plc Stock Fund ("JCI plc Stock Fund") and the Adient Stock Fund is determined by indirect quoted market prices. The value of the funds are not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The fair value of the investments in the JCI plc Stock Fund and Adient Stock Fund reflect a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2020 and 2019, the Plan held 588,175 and 618,033 units of the JCI plc Stock Fund at a unit value of $9.89 and $8.63, respectively. At December 31, 2020 and 2019, the Plan held 41,563 and 47,957 units of the Adient Stock Fund at a unit value of $7.97 and $4.87, respectively.

Other Separate Accounts: The fair value for Other Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of the trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The Plan has implemented a white-label fund structure for its defined contribution investment options, aside from the JCI plc and Adient company Stock Funds. This structure places the individual fund offerings into unitized collective trusts for each asset class, which are valued at the NAV, published by Fidelity, based on the fair values of the underlying investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC. RETIREMENT SAVINGS PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 20-1279541
December 31, 2020
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Participant Loans	3.25% - 5.50%	$0	$1,305,186

*	Represents a party-in-interest

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls International plc Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS FEDERAL SYSTEMS, INC. RETIREMENT SAVINGS PLAN

By:

/s/ Olivier Leonetti
Olivier Leonetti
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS INTERNATIONAL PLC

June 25, 2021

JOHNSON CONTROLS FEDERAL SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Wipfli LLP